May 15, 2012

Mara L. Ransom
Assistant Director
U.S. Securities & Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561

Re:    New Jersey Resources Corporation
Form 10-K for Fiscal Year Ended September 30, 2011
Filed November 23, 2011
Response Dated April 11, 2012
File No. 001-08359

Dear Ms. Ransom:

I am writing to follow up on the conversation Dave Meyers, our outside counsel, had with Mr. Scott Anderegg, Staff Attorney, of the Securities and Exchange Commission on May 14, 2012. Pursuant to that conversation, I am formally requesting an extension to respond to the Staff's comment letter dated May 10, 2012, regarding the Staff's comments to New Jersey Resources Corporation's Annual Report on Form 10-K for the fiscal year ended September 30, 2011.

We respectfully request an extension to respond no later than June 1, 2012.

If you have any questions regarding the information contained in this letter, or need further information, please do not hesitate to call me at (732) 938-1491 or Dave Meyers at (804) 697-1239.

Very truly yours,

/s/ Glenn C. Lockwood
Glenn C. Lockwood
Executive Vice President & Chief Financial Officer